November 18, 2014

VIA EDGAR AND ELECTRONIC MAIL

Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Re:	Wells Fargo Real Estate Investment Corporation

Registration Statement on Form S-11

Filed November 18, 2014

File No. 333-198948

Dear Mr. Kluck:

Per your conversation on November 17, 2014 with Sullivan & Cromwell LLP, outside legal counsel for Wells Fargo Real Estate Investment Corporation (“WFREIC” or the “Company”), I write to inform you that, although WFREIC states in the Registration Statement on Form S-11 (i.e., on page 107) that it may enter into hedging transactions in the future, the Company, as reflected on its financial statements, does not use, and has not used, interest rate swaps, swaptions, caps, floors, collars, foreign exchange swaps or any other type of instrument for hedging or any other purpose that would require the Company to register as a Commodity Pool Operator (“CPO”) with the Commodity Futures Trading Commission (“CFTC”). As a result, the Company is not required to claim no-action relief, as prescribed in CFTC Letter No. 12-44 (December 7, 2012) from the Division of Swap Dealer and Intermediary Oversight (the “Division”) from the CPO registration requirements for operators of vehicles operated as mortgage real estate investment trusts.

To the extent the Company uses swaps for hedging in the future, the Company will comply with the requirements to claim no-action relief from CPO registration requirements as prescribed by the Division.

Tom Kluck

November 18, 2014

Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.

Very truly yours,

/s/ Richard D. Levy
Richard D. Levy
Executive Vice President and Controller
(Principal Accounting Officer)

cc:	Michael J. Loughlin, President and Chief Executive Officer

John R. Shrewsberry, Senior Executive Vice President and Chief Financial Officer